Empi, Inc.

599 Cardigan Road

St. Paul, MN 55126

(651) 415-9000

August 10, 2004

David Ritenour

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re:    Empi, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-113915)

Dear Mr. Ritenour:

Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, the agent for service named in the Registration Statement, hereby requests the withdrawal of the above-referenced Registration Statement and all amendments and exhibits thereto. The Registration Statement relates to the planned initial public offering of shares of the Company’s common stock (the “Public Offering”). However, prior to the effective date of the Registration Statement, the Company determined that the Public Offering was not in the best interests of its shareholders and, as a result, determined to withdraw the Registration Statement. The Company believes that this withdrawal is consistent with the public interest and the protection of its investors. No securities were sold under the Registration Statement.

Best regards,

/s/ H. PHILIP VIERLING

H. Philip Vierling

Agent for Service and

President and Chief Executive Officer

cc:  Adelaja Heyliger

       Heather Tress

       Margery Reich